CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2008 JUL 11 A 3:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1028/08/LTR

1 July 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549 [redacted]
United States of America

BY AR REGISTERED

08003750

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 26 June 2008 (*Notification on Subsidiary and Associated Companies*);
- 27 June 2008 (*Notice of a New Substantial Shareholder's Interest*); and
- 30 June 2008 (*Media Releases issued by Subsidiary Companies, Millennium & Copthorne Hotels plc and Millennium & Copthorne Hotels New Zealand Limited – Completion of Purchase of Copthorne Hotel Auckland Harbourcity*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
JUL 15 2008
THOMSON REUTERS

7/14

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

K:\EL-Team\Inse's Folder\Ltr 2008\ADR\1028-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	26-Jun-2008 17:07:52
Announcement No.	00038

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on Subsidiary and Associated Companies
Description	Please find attached the announcement relating to the above.
Attachments	CDL_260608.pdf Total size = **18K** (2048K size limit recommended)

(Co. Reg. No. 196300316Z)

Notification on Subsidiary and Associated Companies

The Board of Directors of City Developments Limited (the "Company") wishes to announce the following :

1. Incorporation of Subsidiary

Sunmaster Holdings Pte. Ltd., a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary known as Asbury Holdings Pte. Ltd. ("Asbury"). Information relating to Asbury is as follows:

Name of company	:	Asbury Holdings Pte. Ltd.
Date & country of incorporation	:	19 June 2008 Republic of Singapore
Issued share capital	:	$2
Principal activity	:	Property ownership and sales

2. Striking off of associated companies

Downtown Investments Pte. Ltd. and Sunny Isle Properties Pte. Ltd., both indirect 50% associated companies of the Company, have applied for their names to be struck off the register pursuant to Section 344(1) of the Companies Act, Chapter 50.

3. Liquidation of associated company

Riverside Hotel Investors, LLC, an indirect associated company of the Company was voluntarily liquidated on 18 June 2008.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date: 26 June 2008

Print this page

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	27-Jun-2008 12:49:00
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	26-06-2008
2.	Name of Substantial Shareholder *	Aberdeen Asset Managers Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	25-06-2008
2.	Name of Registered Holder	Shares held by various custodians (Refer to Annex B)
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	46,151,300
As a percentage of issued share capital	5.0754 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	10.6729
No. of Shares held after the change	46,151,300

As a percentage of issued share capital	5.0754 %

>> **PART III**

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> **PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	46,151,300
As a percentage of issued share capital	0 %	5.0754 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before / after the change is based on 909,301,330 ordinary shares as at 25 June 2008.

This information is provided pursuant to the position taken by the Monetary Authority of Singapore for fund manager to disclose by way of segregated reporting the fund manager's interests (a) in shares over which the fund manager has no voting rights but has disposal rights and (b) in shares over which the fund manager has both voting rights and disposal rights.
(a) No. of shares held without voting rights but with disposal rights : 23,694,300 shares.
(b) No. of shares held with voting rights and disposal rights : 22,457,000 shares

Attachments

AnnexB_250608.pdf
Total size = **644K**
(2048K size limit recommended)

Close Window

Annex B - CITY DEVELOPMENTS SGD0.50 Notification of Substantial Shareholdings as at 06/25/2008

Custodian	Current Holdings
ABN AMRO Mellon Global Securities Services B.V.	240,000
Bank of New York - Edinburgh	4,002,000
Bank of New York - London	306,000
BNP Paribas Fund Services - Luxembourg	120,000
BNP Paribas Security Services - London	11,628,000
BNP Paribas Security Services - Luxembourg	1,392,000
BNP Paribas Security Services - Sydney	76,000
CIBC Mellon Global Securities Services Company	56,000
Citibank N.A. - Hong Kong	2,400,000
Hauck & Aufhauser Privatbankiers KGaA	124,000
JP Morgan AG	1,220,000
JP Morgan Chase & Co - London	1,240,000
JP Morgan Worldwide Securities Services - Bournemouth	130,000
Merrill Lynch	26,000
Northern Trust - London	16,406,300
Northern Trust Company - Chicago	807,000
Northern Trust Custodial Services (Ireland) Limited	140,000
Paine Webber	32,000
Pictet & Cie	124,000
RZB Raiffeisen Zentralbank Osterreich Aktiengesellschaft	79,000
State Street Bank & Trust Company - London	4,660,000
State Street Corporation - Boston	943,000
Total shares with proxy voting rights	46,151,300
% of listed company's share capital	5.0754%

^ Holdings result from acqusition of Deutsche Asset Management UK entities.

Shares out (in million) * 909,301,330 (Source: Company)

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	30-Jun-2008 18:28:32
Announcement No.	00106

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Media Releases issued by Subsidiary Companies, Millennium & Copthorne Hotels plc and Millennium & Copthorne Hotels New Zealand Limited - Completion of Purchase of Copthorne Hotel Auckland Harbourcity
Description	Please refer to the attached Releases issued by Millennium & Copthorne Hotels plc and Millennium & Copthorne Hotels New Zealand Limited on 30 June 2008.
Attachments	MCHNZ_300608.pdf MnCHotelsplc_300608.pdf Total size = **127K** (2048K size limit recommended)

NZX & MEDIA RELEASE 30 JUNE 2008

MILLENNIUM & COPTHORNE NEW ZEALAND COMPLETES PURCHASE OF COPTHORNE HOTEL AUCKLAND HARBOURCITY

COPTHORNE
HOTEL
AUCKLAND, HARBOURCITY



Millennium & Copthorne Hotels New Zealand Limited (NZX: MCK) announced today that it has entered into and settled an agreement with AMP NZ Property Commercial Limited and Perpetual Trust Limited to purchase the interests of the vendors in the Copthorne Hotel Auckland Harbourcity.

While precise details of the purchase including the final price are confidential, MCK Managing Director Mr. B K Chiu was pleased that the Company was able to complete the purchase. The Company is using its own cash and a new loan facility from the Company's bankers to fund the purchase.

"Copthorne Hotel Auckland Harbourcity's location is one of the best in Auckland. The area around the Viaduct Basin and the hotel has changed dramatically over the past decade and is now a focal point for entertainment and access to the Waitemata Harbour. We are therefore pleased that we have been able to acquire both the freehold and leasehold interests for the hotel", he said.

AMP NZ Property Commercial Limited also welcomed settlement of the transaction. The proceeds of the sale will be used to retire debt following the recent purchase of retail assets in Auckland.

Earlier this year, Millennium & Copthorne Hotels New Zealand installed sound proof windows to all 187 rooms in the hotel, reducing outside noise levels by up to 80%, and a soft refurbishment of the Tactics Restaurant and Bar areas and the conference rooms has also been completed. All rooms also now have high speed broadband access points. Mr. Chiu indicated that the Company would look at how the Company could best use the Hotel and the freehold site over the coming years.

"Copthorne Hotel Auckland Harbourcity is a key property for us and now that we are the freehold owners, we will be looking at what we can do at the Hotel and on the freehold site generally. As long term investors, there are a number of options open to us," he said.

For immediate release **30 June 2008**

MILLENNIUM & COPTHORNE HOTELS PLC
(THE "COMPANY")

Hotel Acquisition by New Zealand Subsidiary

The following announcement was released earlier to day by the Company's subsidiary, Millennium & Copthorne Hotels New Zealand Limited, which is listed on the New Zealand Stock Exchange. The Company has a 70.2% interest in Millennium & Copthorne New Zealand Limited.

For further information, please contact:

Millennium & Copthorne Hotels plc **Tel:+44 (0) 20 7872 2444**
Adrian Bushnell, Company Secretary

Buchanan Communications **Tel:+44 (0) 20 7466 5000**
Tim Anderson/Charles Ryland/ Rebecca Skye Dietrich

MILLENNIUM & COPTHORNE NEW ZEALAND COMPLETES PURCHASE OF COPTHORNE HOTEL AUCKLAND HARBOURCITY

Millennium & Copthorne Hotels New Zealand Limited (NZX: MCK) announced today that it has entered into and settled an agreement with AMP NZ Property Commercial Limited and Perpetual Trust Limited to purchase the interests of the vendors in the Copthorne Hotel Auckland Harbourcity.

While precise details of the purchase including the final price are confidential, MCK Managing Director Mr. B K Chiu was pleased that the Company was able to complete the purchase. The Company is using its own cash and a new loan facility from the Company's bankers to fund the purchase.

"Copthorne Hotel Auckland Harbourcity's location is one of the best in Auckland. The area around the Viaduct Basin and the hotel has changed dramatically over the past decade and is now a focal point for entertainment and access to the Waitemata Harbour. We are therefore pleased that we have been able to acquire both the freehold and leasehold interests for the hotel", he said.

AMP NZ Property Commercial Limited also welcomed settlement of the transaction. The proceeds of the sale will be used to retire debt following the recent purchase of retail assets in Auckland.

Earlier this year, Millennium & Copthorne Hotels New Zealand installed sound proof windows to all 187 rooms in the hotel, reducing outside noise levels by up to 80%, and a soft refurbishment of the Tactics Restaurant and Bar areas and the conference rooms has also been completed. All rooms also now have high speed broadband access points. Mr. Chiu indicated that the Company would look at how the Company could best use the Hotel and the freehold site over the coming years.

"Copthorne Hotel Auckland Harbourcity is a key property for us and now that we are the freehold owners, we will be looking at what we can do at the Hotel and on the freehold site generally. As long term investors, there are a number of options open to us," he said.

Mr. Chiu said that the decision to purchase Copthorne Hotel Auckland Harbourcity confirmed the Company's ongoing commitment to New Zealand and to the key Auckland market. Millennium & Copthorne Hotels and Resorts now has three owned / leased properties in Auckland (Copthorne Hotel Auckland Harbourcity, Copthorne Hotel Auckland Anzac Avenue, Kingsgate Hotel Parnell) and recently entered into a short-term management agreement for the Metropolis Hotel Auckland.

"As New Zealand's key gateway city, Auckland is one of New Zealand's most important markets. Copthorne Hotel Auckland Harbourcity has played and will continue to play a very important role in our global network. Today's announcement gives us and our valued guests certainty that Millennium & Copthorne Hotels and Resorts is in the City of Sails for the long term and we look forward to continuing to welcome our corporate and leisure guests from within New Zealand and around the world to our Auckland hotels", Mr. Chiu said.

ENDS

Issued by Millennium & Copthorne Hotels New Zealand Limited

Enquiries to:

B K Chiu
Managing Director
Millennium & Copthorne Hotels New Zealand Limited
(09) 913 8058

Stephen Costley
General Manager
AMP Capital Property Portfolio
(09) 307 8317

Sue Ryan
Public Affairs
AMP Capital Investors (New Zealand) Limited
(04) 494 2260

END